AMARIN LICENSES PHASE IIb/III DRUG FOR THE TREATMENT OF FATIGUE
IN MULTIPLE SCLEROSIS TO MULTICELL INC.

London, United Kingdom and Lincoln, RI, USA, January 3, 2006 - Amarin Corporation plc (NASDAQSC: AMRN) and Multicell Technologies Inc. (OTCBB: MCET) announced today that Amarin has licensed to Multicell exclusive, worldwide rights of LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis (MS). Multicell will rename LAX-202 to MCT-125, and will further evaluate MCT-125 in a pivotal Phase IIb/III clinical trial which is expected to begin before the end of the 2006.

Multiple sclerosis is an autoimmune disease in which immune cells attack and destroy the myelin sheath protecting neurons in the brain and spinal cord. About two million people worldwide are afflicted with MS, and an estimated 10,000 new MS cases are diagnosed annually in the USA. Overall, greater than 75% of people with MS report having fatigue, and 50% to 60% report fatigue as the worst symptom of their disease. Fatigue can severely effect an individual’s quality of life and functioning, even if the level of disability appears to be insignificant to the outside observer. Moreover, fatigue in MS has a severe effect on a person’s ability to feel as if they have control over their illness. For approximately 30% of MS patients, fatigue predates other symptoms of MS.

In a 138 patient, multi-center, double-blind placebo controlled Phase IIb clinical trial conducted in the UK by Amarin, LAX-202 demonstrated efficacy in significantly reducing the levels of fatigue in MS patients enrolled in the study. LAX-202 proved to be effective within 4 weeks of the first daily oral dosing, and showed efficacy in MS patients who were moderately as well as severely affected. LAX-202 demonstrated efficacy in all MS patient sub-populations including relapse-remitting, secondary progressive and primary progressive. Patients enrolled in the Phase IIb trial conducted by Amarin also reported few if any side effects following daily oral dosing of LAX-202.

Multicell intends to proceed with the anticipated pivotal Phase IIb/III trial of MCT-125 using the data generated by Amarin for LAX-202 following discussions with the FDA. If MCT-125 is approved for the treatment of fatigue in MS patients by the FDA and other such regulatory agencies, and is successfully commercialized, Multicell estimates MCT-125 could generate up to $3 billion in cumulative worldwide sales during the time MCT-125 is under patent protection. If such revenue forecasts are realized by MCT-125, under the terms of the agreement, Amarin could receive up to $275 million in milestone payments and cumulative royalty payments during the same period.

Rick Stewart, Chief Executive Officer of Amarin stated, “We are delighted to have entered into this license agreement with Multicell which will further develop LAX-202 as a therapy for this clear unmet medical need. The development strength and expertise within Multicell offers a rapid and clear route to market for this product opportunity.”

Dr. Stephen Chang, President of Multicell said, “We are excited about in-licensing MCT-125 from Amarin to complement our emerging MS therapeutics program. MCT-125 targets the fatigue symptom while MCT-175, our internally developed humanized antibody therapeutic, is for treatment of the underlying cause of MS.  As we undertake additional clinical studies, we are optimistic MCT-125 will continue to demonstrate efficacy for the treatment of fatigue in MS patients.”

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for depressive disorders.

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

About MultiCell Technologies, Inc.
MultiCell Technologies, Inc. is a developer of therapeutic products, and a supplier of immortalized human cell lines for drug discovery applications. With its majority-owned subsidiary, MultiCell Immunotherapeutics, Inc., MultiCell is working to commercialize new therapeutics for the treatment of degenerative neurological diseases, metabolic and endocrinological disorders, and infectious diseases. MultiCell's research labs are in Lincoln, RI. MultiCell Immunotherapeutics is located in San Diego, CA.

For more information about MultiCell see http://www.multicelltech.com. Information on our website is not part of this press release.

Contacts:	Contacts:
MultiCell Technologies, Inc. (401) 333-0610	Amarin Corporation plc +44 (0) 207 907 2442
Jerry Newmin, Chief Executive Officer Barbara Corbett, IR/PR Director	Rick Stewart, Chief Executive Officer Alan Cooke, Chief Financial Officer
MCETinvestor@aol.com	investor.relations@amarincorp.com
CEOcast, Inc. (212) 732-4300 Ed Lewis Rubenstein Public Relations (212) 843-8018 Dolores Naney

Investors:
212 838 3777
Lippert/Heilshorn & Associates, Inc.
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt
+44 (0) 207 236 5615
Rory Godson or Victoria Brough

The information contained in this document is as of January 3, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.